QuickLinks -- Click here to rapidly navigate through this document

Exhibit (c)(1)

July 7, 2004

The Board of Directors and the Special Committee of
the Board of Directors of Minuteman International, Inc.
111 South Rohlwing Road
Addison, Illinois 60101

Dear Members of the Board of Directors and the Special Committee:

        We understand that Hako-Werke International GmbH ("Hako") beneficially owns 2,434,950 shares of the common stock of Minuteman International, Inc. ("Minuteman" or the "Company") or approximately 67.9% of the outstanding shares of the Company. We further understand that Hako has offered to purchase the Company's outstanding common shares that it does not currently own or control (other than any shares held in the treasury of the Company) for $13.75 per share in cash. Specifically, we understand that Hako proposes to effectuate its acquisition of such shares by completing a long form merger (the "Merger") between Minuteman and MMAN Acquisition Corp., an Illinois corporation and wholly owned subsidiary of Hako. The affirmative vote of the holders of at least two-thirds of the votes of the outstanding shares of the common stock of the Company is the only vote of the holders of any class or series of the Company's capital stock necessary to approve the Merger. In the Merger, any Minuteman shareholders can elect to exercise their dissenters' rights in accordance with Illinois law. In the Merger, MMAN Acquisition Corp. would merge with and into the Company and, as a result, each outstanding share of the Company's common stock, no par value per share (the "Company Shares"), other than the Company Shares held in treasury, beneficially owned by Hako or as to which dissenters' rights have been perfected, would be converted into the right to receive $13.75 per share in cash (the "Consideration"). The Merger, together with all related contemplated transactions, are referred to collectively herein as the "Transaction."

        We understand from you that the Company's Board of Directors has formed a committee consisting of non-management directors (the "Special Committee") to consider matters relating to the Transaction. The Special Committee engaged us as its exclusive financial advisor on or about April 8, 2004.

        You have requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address the Company's underlying business decision to effect the Transaction. Additionally, you have advised us that Hako has indicated that it has no intention of selling its shares in the Company or engaging in any alternative to the Transaction. We have not been authorized to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it.

        In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

  1.
  met with the members of the Special Committee and its counsel to discuss the Transaction;

  2.
  met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects, and projected operations and performance of the Company;

  3.
  visited the Company's headquarters and one of its manufacturing facilities located in Addison, Illinois;

  4.
  reviewed the Company's SEC filings on Form 10-K for the five fiscal years ended December 31, 2003 and quarterly report on Form 10-Q for the quarter ended March 31, 2004, which the Company's management has identified as being the most current financial statements available;

  5.
  reviewed certain financial forecasts and projections prepared by the Company's management with respect to the Company, for the fiscal years ending December 31, 2004 through 2006;

  6.
  reviewed the current and historical market prices and trading volume for the Company's publicly traded securities;

  7.
  reviewed the Company's FAS 142 Valuation, dated October 1, 2003;

  8.
  reviewed a draft of the Agreement and Plan of Merger by and among Hako-Werke International GmbH, Minuteman International, Inc. and MMAN Acquisition Corp., dated July 1, 2004 (the "Agreement");

  9.
  reviewed certain other publicly available financial data for certain companies that we deemed comparable to the Company;

  10.
  participated in certain discussions and negotiations with the Special Committee and a Hako representative and its advisors regarding the Transaction; and

  11.
  conducted such other studies, analyses and inquiries as we have deemed appropriate and took into account such other matters as we deemed necessary, including an assessment of general economic, market and monetary conditions.

        We have relied upon and assumed, without independent verification, that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

        In preparing our Opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecasts and projections information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

        We are acting as financial advisor to the Special Committee in connection with the Merger and will receive a fee from the Company for our services, no portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In addition, in the ordinary course of our business, we may have long or short positions in the Company Shares for our own account and for the accounts of customers.

        It is understood that this letter is for the information of the Board of Directors of the Company and the Special Committee only and may not be used for any other purpose without our prior written consent, except that this letter may be included in its entirety in any document filed by the Company with the Securities and Exchange Commission in connection with the Transaction. Our Opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger or any matters related thereto. In addition, you have not asked us to address, and this Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the shareholders of the Company excluding Hako (the "Public Shareholders").

        Based upon the foregoing, and in reliance thereon, it is our opinion that the aggregate Consideration to be received by the Public Shareholders pursuant to the Merger is fair from a financial point of view to the Public Shareholders.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

/s/  HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

QuickLinks

  Exhibit (c)(1)